Meridian Fund

2012 Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date: December 17, 2012

Ex-Dividend Date:December 18, 2012

Payable Date:December 18, 2012

Reinvest Date:December 18, 2012

Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund

Ticker MERDX MVALX MEIFX

Cusip 589619-10 5589619-20 4589619-30 3

Income Distribution $0.15381 $0.11215 $0.28098

Short-Term Capital Gain $ - $ - $ -

Long-Term Capital Gain $6.87827 $ - $ -

Total $7.03208 $0.11215 $0.28098

U.S. Government Obligations 0.18% 0.05% 0.00%

Dated 02-14-13

Investment Philosophy | Open an Account | Shareholder Services |

Privacy Policy

Short Term Trading Policy | Disclosure of Portfolio Holdings |

Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.